Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

September 15, 2022

Via EDGAR

Raymond Be, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:	Principal Funds, Inc. (the "Registrant")

File Numbers 033-59474, 811-07572

Post-Effective Amendment No. 277 to the Registration Statement on Form N-1A (the "Amendment")

Dear Mr. Be:

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Amendment, which you communicated to me and my colleague Deanna Pellack by telephone on August 22, 2022.  The Registrant filed the Amendment with the Commission on July 1, 2022, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) for the purposes of launching a new series, the Principal Global Sustainable Listed Infrastructure Fund (the “Fund”).  The Registrant will make changes in response to SEC Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 280).

Comment 1:   Please amend the investment objective to “The Fund seeks total return.”

Response:  Registrant has made this change.

Comment 2:  Please confirm supplementally that Registrant will not agree to terminate the contractual expense limit without approval of the Registrant’s Board of Directors.

Response:  Registrant so confirms.

Comment 3:  In the first paragraph of the Principal Investment Strategies, please consider adding “assets” after the first reference to “Infrastructure” in the following sentence: “Infrastructure includes energy infrastructure . . . .”

Response:  Registrant has made this change.

Comment 4:  The first paragraph of the Principal Investment Strategies suggests that the Fund will invest in energy infrastructure (renewable energy infrastructure, oil and gas pipeline operators).  Please explain supplementally how possible investments in oil and gas pipeline operators are consistent with investor expectations of a sustainable mutual fund.

Response:  The sub-advisor believes that investing in an oil and/or gas pipeline operator can be consistent with an investor’s expectation with investing in a sustainable fund if the operator satisfies the sustainability criteria disclosed in the sustainable fund’s offering materials. The sub-advisor also believes there are important and relevant distinctions to be made between oil and gas infrastructure providers (such as a pipeline operator) and companies involved in the extraction of oil and gas, namely that involvement in fossil fuel activities by an oil and gas infrastructure provider is a byproduct of its social obligation to provide access to basic economic infrastructure to customers. It is also more feasible that an infrastructure provider’s operations can be repurposed to support the future transport and storage of low and zero carbon gases including biofuels and hydrogen. In the case of the Fund, the sub‑advisor intends to assess an issuer’s ESG practices and alignment with the United Nations Sustainable Development Goals (“SDGs”) as disclosed in the prospectus.  If the operator meets those criteria (along with the sub‑advisor’s other investment criteria), the sub‑advisor may consider the operator as a potential Fund investment.  In addition, the sub‑advisor does not believe that investing in an oil and gas infrastructure provider is per se incompatible with sustainability goals.  For example, an oil and gas pipeline operator could be taking proactive meaningful steps to, among other things, reduce the carbon emissions associated with its own operations, reduce the methane intensity of its operations, increase renewable energy consumption, invest in future technologies to support the transport and storage of low and zero carbon gases including biofuels and hydrogen, and/or implement workplace practices to improve the health and safety of its workers.

Comment 5:  The second paragraph of the Principal Investment Strategies states that “under normal circumstances, the Fund invests at least 40% of its net assets, measured at the time of purchase, in securities of issuers organized or located outside the United States . . . .“  Please revise the disclosure to state that Fund will invest in multiple countries, other than the United States.

Response:  Registrant has made this change.

Comment 6:  In the fourth paragraph of the Principal Investment Strategies, please explain (1) if the Fund applies ESG criteria to every investment it makes or only to some of the investments it makes; and (2) whether ESG criteria are the exclusive factors the Fund looks to when making an investment or whether these criteria are one of several factors.

Response:  Registrant has added responsive disclosures to this paragraph.

Comment 7:  Beginning with the fourth paragraph through the seventh paragraph in the Principal Investment Strategies, please consider revising and reordering these paragraphs.  If possible, please use bullet points, headers, and other design principles to simplify and clarify the presentation.  In this respect, these paragraphs address three metrics that the sub-advisor uses to evaluate infrastructure companies generally -- with ESG being a component of the quality metric.  The first sentence in the fourth paragraph, however, suggests that the entire discussion will focus on the sub-advisor’s ESG considerations.  Please consider revising.

Response:  Registrant has revised the fourth paragraph by reordering where the first sentence appears in the paragraph to add clarity.  Registrant will also consider the presentation of these paragraphs once the proposed rules described in Investment Company Act Release No. 34594 (May 25, 2022) are adopted (including the requirement to add to the principal investment strategies of a prospectus for an ESG‑focused fund an ESG Strategy Overview table).

Comment 8:  In the sixth paragraph of the Principal Investment Strategies, we note that the sub-advisor intends to use third‑party data providers to measure a portfolio company’s ESG practices.  We are also aware that different providers consider and weigh ESG factors differently such that a company that scores highly in one provider’s rating scores poorly in another provider’s rating.  Depending on how reliant the sub-advisor is with respect to a particular provider’s rating when conducting its ESG analysis, it may be necessary to name the provider(s) and discuss its/their criteria.  Please explain how the sub-advisor intends to use third‑party data in connection with its ESG analysis.  If the sub-advisor is using multiple sets of third‑party data and making its own independent analysis and judgments, please ensure that such facts are clear in the disclosure.

Response:  Registrant has added responsive disclosures to this paragraph.  Registrant also adds that sub‑advisor is not reliant on a particular third‑party provider’s data; therefore, it has not disclosed the identity of the third‑party data providers or their methodologies.

Comment 9:  Please delete the third‑to‑the‑last sentence in the ESG Investing Risk in the Principal Risks section.

Response:  Registrant has made this change.

Comment 10:  Please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues with respect to its portfolio companies.  Alternatively, explain supplementally why the Fund believes that such disclosure is unnecessary.

Response:  Registrant has added responsive disclosures in the “Proxy Voting Policies and Procedures” section of the Statement of Additional Information.

*****

Please call me at (515) 247-6651 if you have any questions.  If I am out of the office, you may contact either Deanna Pellack or Laura Latham at, respectively, (515) 878-0460 or (515) 274‑5419.

Sincerely,

/s/ John L. Sullivan

John L. Sullivan

Assistant Counsel and Assistant Secretary, Registrant

1